SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     37937R
                     ---------------------------------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:


                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                 August 16, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    AF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    OO
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    PF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  IN
                                                     ---------------------------

Introductory Statement

         This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D originally filed on July 9, 2001, as amended by Amendment No. 1 thereto filed on August 8, 2001 (as so amended, the "Schedule 13D") by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons") with respect to their beneficial ownership of 2,774,201 shares of Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons acquired the 2,774,201 Shares held by them with the purpose of acquiring a significant stake in the Issuer. The Reporting Persons have had discussions with other significant shareholders of the Issuer regarding the acquisition of additional Shares held by such shareholders or, alternatively, regarding an agreement or understanding with such shareholders with respect to jointly obtaining a controlling stake in the Issuer and subsequently effectuating a change in the board of directors and management of the Issuer.

         The Board of Directors of the Issuer adopted a Shareholder Rights Plan dated as of July 19, 2001 (the "Rights Plan") in response to the filing of the
Schedule 13D by the Reporting Persons. As a result of the adoption of the Rights Plan, the Reporting Persons determined to pursue a dialogue with the Issuer and its shareholders regarding a potential combination of the Issuer with AISoftw@re or Infusion. AISoftw@re proposed a friendly stock-for-stock merger to the Board of Directors of the Issuer and, in connection therewith, AISoftw@re and the Issuer entered into a non-disclosure agreement dated August 7, 2001 (the "Non-Disclosure Agreement"). See Item 6 of the Schedule 13D for a description of the proposal and the Non-Disclosure Agreement.

         Since August 7, 2001, the Reporting Persons have engaged in a due diligence review with respect to the Issuer and have had negotiations regarding such a combination with the Issuer's management and significant shareholders. As of 5:00 p.m., New York time, on August 15, 2001, the Reporting Persons and the Issuer had not reached an agreement with respect to such a business combination and had not executed a merger agreement.

         The Reporting Persons still believe that a transaction with AISoftw@re represents the best value for the shareholders of both the Issuer and AISoftw@re. Accordingly, AISoftw@re has today written to the board of directors of the Issuer to propose an amendment to its earlier merger offer. Under the terms of AISoftw@re's amended proposal, AISoftw@re would acquire each outstanding share of the Issuer in a cash tender offer under which Issuer shareholders would receive $0.45 in exchange for each share of Issuer Common Stock, and $0.045 in exchange for each share of Class A common stock of the Issuer. Such offer would not be subject to any financing condition. A copy of a letter dated August 16, 2001 from AISoftw@re to the Issuer communicating the foregoing is attached hereto as Exhibit G and is incorporated herein by reference in its entirety. Also attached hereto as Exhibits H and I, respectively, each of which is incorporated herein by reference in its entirety, are copies of two press releases announcing the Issuer's rejection of AISoftw@re's stock-for-stock merger proposal and announcing AISoftw@re's amended cash tender offer proposal.

         While it is the current intention of the Reporting Persons to continue to pursue a business combination with the Issuer, which may include the making of a public offer for the Issuer, none of the Reporting Persons is, at this time, making a public offer for the Issuer and no assurances can be given that such a combination will, in fact, take place or that such an offer will, in fact, be made.

         In addition, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire additional Shares either in the open market or in privately negotiated transactions.

         Notwithstanding the foregoing, each of the Reporting Persons from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.

Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. In addition to the possibility of acquiring additional Shares, depending on the market and other factors, a Reporting Person may determine to dispose of some or all of the Shares currently owned by such Reporting Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit G - Letter dated August 16, 2001 from AISoftw@re to the Board of Directors of GlobalNet Financial.com Inc.

Exhibit H - Press release dated Augsut 16, 2001.

Exhibit I - Press release dated August 16, 2001.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 16, 2001

                                         INFUSION S.P.A.


                                         By:      /s/ Francesco Gardin
                                             -----------------------------------
                                         Name:  Francesco Gardin
                                         Title: President of the Board of
                                                Directors


                                         AISOFTW@RE S.P.A.


                                         By:      /s/ Francesco Gardin
                                             -----------------------------------
                                         Name:  Francesco Gardin
                                         Title: President of the Board of
                                                Directors and Chief Executive
                                                Officer




                                           /s/ Francesco Gardin
                                         ---------------------------------------
                                         Francesco Gardin

                                       7
PAGE>


                                  EXHIBIT INDEX


 Exhibit No.                  Description                               Page No.
 -----------                  -----------                               --------
    G                  Letter dated August 16, 2001 from                  G-1
                       AISoftw@re to the Board of Directors
                       of GlobalNet Financial.com, Inc.

    H                  Press Release dated August 16, 2001                H-1

    I                  Press Release dated August 16, 2001                I-1

                                       8

                                                                    Exhibit G


                                 August 16, 2001



Via Facsimile

Board of Directors
GlobalNet Financial.com, Inc.
33 Glasshouse Street
London
W1B 5DG

Gentlemen:

              We were very disappointed to hear yesterday evening that you rejected AISoftw@re's offer to acquire each outstanding share of GlobalNet in a stock-for-stock merger after we had worked so hard with Tom Hodgson over the past several weeks to agree on the terms of such a transaction.

              We still believe that a transaction with AISoftw@re represents the best value for the shareholders of both of our companies. We acknowledge, however, the provisions of the non-disclosure agreement between our two companies which prohibits AISoftw@re from making an offer or proposal to acquire ownership of GlobalNet unless specifically requested or permitted in writing in advance. However, if GlobalNet were to waive such provision, we would be prepared to make a formal offer in writing to acquire each outstanding share of GlobalNet in a cash tender offer under which GlobalNet shareholders would receive $0.45 in exchange for each GlobalNet common share and $0.045 in exchange for each GlobalNet Class A common share. This offer would not be subject to any financing condition.

              We understand that Section 5.03 of your merger agreement with NewMedia SPARK prohibits you from waiving any provision of any confidentiality or standstill agreements to which you are a party. However, we believe that implicit in such provision is the understanding that the Board of Directors of GlobalNet has the obligation to act in good faith to exercise its fiduciary duties to its shareholders, which would include the consideration of alternatives that would likely result in a superior company transaction.

              We are mindful of the timing concerns that were a factor in your rejection of our stock-for-stock merger proposal. Therefore, we would also be prepared to include, as part of such an offer, a $2 million financing facility to assist you with your obligations until such a transaction could be consummated. The terms of such financing facility would be substantially equivalent to those that were included in our stock-for-stock merger proposal.

              As we are hopeful that you will allow us to make a formal offer, we have begun to revise the latest draft of the stock-for-stock merger agreement to reflect a cash transaction, the terms of which would be substantially the same as your current merger agreement with

                                    G-1

NewMedia SPARK but which would also include the relevant other terms which were negotiated between AISoftw@re and GlobalNet in connection with the stock-for-stock merger proposal.

              We also hereby acknowledge our obligation pursuant to the terms of the non-disclosure agreement to tender all shares of GlobalNet owned by AISoftw@re and its affiliates in the tender offer made by NewMedia SPARK. We understand that we have until at least 5:00 p.m., New York City time, on Wednesday, August 22, 2001, to tender our shares in the offer.

              We have determined, based upon advice of counsel, that we are obligated to file an amendment to our Schedule 13D originally filed on July 9, 2001, as amended by Amendment No. 1 thereto filed on August 8, 2001, to reflect our plans and intentions communicated to you in this letter. Accordingly, we will be filing an amendment to the Schedule 13D as soon as practicable and attaching a copy of this letter as an exhibit thereto.

              Given the time constraints arising from the pending tender offer by NewMedia SPARK, we ask that you please respond to this letter by 12:00 noon, New York City time, on Friday, August 17, 2001. We look forward to your response.

                                            Very truly yours,

                                            /s/ Francesco Gardin
                                            --------------------
                                            Francesco Gardin
                                            CEO and Chairman
                                            AISoftw@re S.p.A.



cc:  GlobalNet Financial.com, Inc.
     7284 W. Palmetto Park Road, Suite 210
     Boca Raton, FL  33433

     John T. O'Connor, Esq.
     Milbank, Tweed, Hadley & McCloy LLP
     1 Chase Manhattan Plaza
     New York, NY  10005

                                                                    Exhibit H


THE BOARD OF DIRECTORS OF GLOBALNETFINANCIAL.COM REJECTS THE AISOFTW@RE PROPOSAL OF STOCK FOR STOCK MERGER AT $0.60 PER SHARE.

Milan, 16th August 2001 - AISsoftw@re informs that the GlobalNetFinancial.com (GlobalNet) board of directors has not accepted the proposal to acquire each outstanding share of the GlobalNet in a stock for stock exchange pursuant to which holders of GlobalNet common stock would receive ordinary shares of AISoftw@re valued at $0.60 per share and holders of GlobalNet Class A common stock would receive ordinary shares of AISofw@re valued at $0.06 per share. AISoftw@re shares are traded on Nasdaq Europe in Brussels and the Nuovo Mercato in Milan, Italy.

The GlobalNet Board of Directors determined that the AISoftw@re proposal contained significant risk of delay, and uncertanity with respect to consummation, in that it would have required registering the AISoftw@re ordinary shares with the U.S. Securities and Exchange Commission, a process that can take four to five months in the best of circumstances. These timing and certainty of closure issues were exacerbated by other potential U.S. regulatory issues and by the GlobalNet's current and projected cash and operating position. In light of these considerations, the GlobalNet Board of Directors determined that an offer of shares contained timing and closure risks not associated with a cash tender offer.

Accordingly, the Globalnet Board of Directors reconfirms its recommendation and support of the tender offer currently outstanding by GlobalNet Acquisitions Inc. ("GlobalNet Acquisitions"), a wholly-owned subsidiary of New Media SPARK plc, and it reiterates its recommendation that Company shareholders tender their shares into the offer. Pursuant to the tender offer currently outstanding, holders of GlobalNet common shares and Class A common shares would receive $0.36 and $0.036 per share, respectively, in cash. The tender offer is scheduled to expire on August 22, 2001.

The non-disclosure agreement the GlobalNet signed with AISoftw@re on August 7, 2001, contained a provision to the effect that, if GlobalNet and AISoftw@re did not enter into a definitive agreement relating to AISoftw@re's proposal by 5:00 pm New York time on August 15, 2001, AISoftw@re would be required to tender all shares of GlobalNet common stock owned by it and its affiliates into the tender offer currently outstanding from GlobalNet Acquisitions. The GlobalNet believes that AISoftw@re is now obligated to make such tender.

Remark of Francesco Gardin
"Following yesterday's disappointing decision by the GlobalNetFinancial Board of Directors", said Francesco Gardin, President of AISoftw@re,"we are evaluating the possibility of proposing a cash tender offer for 100% of GlobalNet at a price of $0.45 per common share and $0.045 per Class A common share. If we were to make such a proposal and it were to be accepted by the GlobalNet Board of Directors, we would not be required to tender our GlobalNet shares, representing approximately 12% of the outstanding capital stock of the company, into NewMedia SPARK offer which closes on August 22, 2001".

AISoftw@re
AISoftw@re SpA (www.ais.it), founded in 1983 and with a consolidated production value in 2000 of 11,63 million Euros, is a company specialized in the development of decision-supporting knowledge processing and data intelligence technologically innovative internet and intranet solutions. Its techical expertise in proprietary products distributed on reference markets, positions AISoftw@re as a leading company in medical imaging, advanced software systems and financial market software solutions. AISoftw@re has been listed on Nasdaq Europe since 23rd November 1999 and Italian Nuovo Mercato since 1st August 2000. The Company has started a programme of growth based on international expansion, aggressive recruitments, acquisitions and equity investments in software companies working in Internet applications development area.

                                                                       Exhibit I


                  AISOFTWARE AMENDS EARLIER OFFER; PROPOSES
                  ALL-CASH OFFER FOR GLOBALNET FINANCIAL.COM.

Italian company amends earlier proposal and is prepared to offer 45 cents a share, in cash, for GlobalNet, a 25% premium above current tender offer by UK-based New Media SPARK Plc..


MILAN & NEW YORK, August 16, 2001.

Italian software company AISoftware SpA (Milan AISW) has today written to the board of directors of NASDAQ and AIM-quoted internet company Globalnet Financial.com (NASDAQ ticker GLBN) to propose an amendment to its earlier merger offer. Under the terms of AISoftware's amended proposal, GlobalNet shareholders would receive $0.45 in cash for each GlobalNet common share and $0.045 in cash for each GlobalNet Class A common share. The amended offer is not subject to any financing condition. AISoftware's amended offer represents a 25% premium above the cash price offered by New Media SPARK (LSE NMS) in a tender offer which expires on Wednesday August 22, 2001.

The amended proposal comes in response to the decision last evening by the board of Globalnet Financial to reject AISoftware's earlier offer to acquire Globalnet in a share exchange that valued each common share at $0.60 and each Class A common share at $0.06.

As part of its revised offer, AISoftware is prepared to provide $2 million in interim financing to Globalnet Financial so that Globalnet Financial can satisfy its obligations during the time it will take to complete the proposed cash-tender offer.




Contact:
Franceso Gardin
CEO, AISoftware: 39-335 296573